QuickLinks -- Click here to rapidly navigate through this document

SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

SCHEDULE 14D-9
(RULE 14d-101)

SOLICITATION/RECOMMENDATION STATEMENT UNDER SECTION 14(d)(4) OF THE SECURITIES EXCHANGE ACT OF 1934

CoorsTek, Inc.
(Name of Subject Company)

CoorsTek, Inc.
(Name of Person(s) Filing Statement)

Common Stock, $0.01 par value per share
(Title of Class of Securities)

217020106
(CUSIP Number of Class of Securities)

Joseph G. Warren, Jr.
Treasurer and Secretary
CoorsTek, Inc.
16000 Table Mountain Parkway
Golden, Colorado 80403
(303) 277-4000
(Name, Address and Telephone Number of Person Authorized to Receive
Notice and Communications On Behalf of the Person(s) Filing Statement)

WITH A COPY TO:

Whitney Holmes, Esq.
Hogan & Hartson L.L.P.
One Tabor Center, Suite 1500
1200 Seventeenth Street
Denver, Colorado 80202
(303) 899-7300

☒
Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

FOR IMMEDIATE RELEASE

CoorsTek, Inc., 16000 Table Mountain Parkway, Golden, Colorado 80403 www.coorstek.com

Contact: Terry Terens (303) 271-7005

COORSTEK RECEIVES $21.00 PER SHARE BUY-OUT PROPOSAL FROM CERTAIN MEMBERS OF THE COORS FAMILY AND RELATED TRUSTS

        Golden, Colorado, November 11, 2002—CoorsTek, Inc. (Nasdaq: CRTK) today announced that its Board of Directors has received an offer from certain members of the Coors family and related trusts to purchase all of CoorsTek's outstanding shares of common stock not held by them for a price of $21.00 per share.

        The CoorsTek Board of Directors is evaluating this offer and intends shortly to engage financial advisors to assist with the evaluation. The CoorsTek Board of Directors plans to evaluate the offer in a timely manner, but no definitive time frame has been determined. CoorsTek's Board of Directors and management have indicated that their review of the offer will be conducted in a manner that will minimize any disruptions to CoorsTek's business operations.

        CoorsTek designs and manufactures components, integrated assemblies, and automated systems for the semiconductor capital equipment market and other high technology applications. Using technical ceramics, precision-machined metals, high performance plastics and ultra-pure fused quartz, CoorsTek's engineered solutions enable its customers' products to overcome technological barriers and improve performance. For additional information on CoorsTek, visit CoorsTek's website at www.coorstek.com.

        If the Coors family and related family trusts proceed with the offer, CoorsTek will be required to file a solicitation/recommendation statement in response to the offer with the Securities and Exchange Commission. Investors and security holders are advised to read the statement when and if it becomes available, because this document will contain important information. Investors and security holders may obtain a free copy of the solicitation/recommendation statement (when and if available) and other documents filed by CoorsTek at the SEC's web site at www.sec.gov. The solicitation/recommendation statement and the other documents filed by CoorsTek may also be obtained free of charge from CoorsTek by directing a request to CoorsTek, Inc., 16000 Table Mountain Parkway, Golden, Colorado 80403, telephone (303) 277-4000, Attention: Investor Relations.

        Certain statements in this Press Release constitute "forward-looking statements" within the meaning of Section 27A of the Securities Act of 1933 and Section 21E of the Securities Exchange Act of 1934. These forward-looking statements involve known or unknown risks, uncertainties, and other factors that may cause the actual results, performance, intentions or achievements of CoorsTek to be materially different from any future results, performance, intentions or achievements expressed or implied by the forward-looking statements. More detailed information regarding risks and uncertainties attendant to CoorsTek's business generally is available in CoorsTek's Registration Statement on Form S-1 (No. 333-38824), as amended, and CoorsTek's Annual Report on Form 10-K, both filed with the Securities and Exchange Commission, which are available free of charge at the Commission's website at www.sec.gov.

###

QuickLinks

COORSTEK RECEIVES $21.00 PER SHARE BUY-OUT PROPOSAL FROM CERTAIN MEMBERS OF THE COORS FAMILY AND RELATED TRUSTS